UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.   20549

                                AMENDED FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ARENA RESOURCES, INC.

             (Exact name of registrant as specified in its charter)

                Nevada                                     73-1596109
                ------                                     ----------
 (State of incorporation or organization)               (I.R.S. Employer
                                                       Identification No.)

       4920 South Lewis Street, Suite 107, Tulsa, Oklahoma   74105
       --------------------------------------------------------------
            (Address of principal executive offices)       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                 Name of each exchange on which
         to be so registered                 each class is to be registered


 Common voting stock - 100,000,000 auth.           American Stock Exchange
Preferred non-voting stock - 10,000,000 auth.   (Listing Approved & Pending)
_____________________________________________  ______________________________

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box: [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box: [ ]

Securities Act registration statement file number to which this form relates:

                         Not Applicable


Securities to be registered pursuant to Section 12(g) of the Act:

     Common Stock                         100,000,000 shares
                                          authorized ($0.001 Par)
------------------------------------------------------------------------------
                        (Title of class)


Preferred Non-Voting Stock    10,000,000 shares authorized   ($0.001 Par)
------------------------------------------------------------------------------
                                (Title of class)



        ITEM 1.  Description of Registrant's Securities to be Registered


1.0  Common Voting Stock:

      The registrant has 100,000,000 authorized shares of common voting stock, $0.001 par value. There is only one class of common stock. Of these shares, the company currently has issued and outstanding 6,372,856 shares. These shares are fully issued and non-assessable with each issued share having one vote as to all matters which may be voted upon by shareholders of the corporation. At present, the company pays no dividends and it is not reasonably anticipated any dividends will be paid on common stock for the foreseeable future. There are no preemptive rights and the company does not recognize cumulative voting.

     This amendment is being filed because Arena, as of April 1, 2003, rescinded its prior Stock Option Program and adopted a substitute Stock Option Program for the authorized one million shares as follows:

      The Company has fully rescinded the prior Stock Option Program for officers, employees and directors that was adopted January 1, 2003 and deemed it to be rescinded and of no force or effect from its inception. The Board took this position because of various adverse tax consequences which would have resulted from the manner in which the options were structured. No option subscriptions were entered nor were any shares of stock issued under this initial rescinded program.

      Concurrently with the foregoing rescission, the Board adopted a new non-qualified Stock Option Program as of April 1, 2003. The essential terms of which include an exercise price of $3.70 per share for up to one million shares. The options vest at 20% per year over the next five years. This plan was adopted by the Board subject to shareholder ratification at the next annual meeting. The specific terms of this option right are set-out in the attached and incorporated Subscription Agreement.

       The Company knows of no other rights, limitations or agreements affecting the rights of outstanding common stock. Of the presently issued and outstanding stock approximately 800,000 shares or 13% has been registered and approximately 5,572,856 shares or 87% are presently restricted securities.

2.0  Preferred Shares:

      The Company has authorized 10,000,000 preferred non-voting shares with a par value of $0.001. There is only one class of preferred stock. There are no preferred shares outstanding. There are no voting rights or other special rights attached to the preferred shares, except as provided under Nevada law. In essence, the preferred shares must be paid a dividend and be current on such dividends prior to the declaration or payment of any dividend on the common stock. Further, the preferred shares have priority rights over common stock to assets of the corporation payable to stockholders in the event of dissolution or other distribution of assets. There are no preemptive rights attached to the preferred shares.

      None of the shares of the Company are believed subject to any voting rights, restrictions, trusts, nor are they issued as tax advantage or preference items.



                                ITEM 2.  EXHIBITS

Exhibit 1 Stock Option Program
          (Contained in Subscription Agreement Adopted by Board)






                                    SIGNATURE




ARENA RESOURCES, INC.


 /s/  Lloyd T. Rochford
___________________________________
BY: Mr. Lloyd T. Rochford, President



DATE:  May 20, 2003
     ______________